Exhibit 99.1

Quhuo Limited Announces Nasdaq Delisting Determination

BEIJING, China, April 2, 2026 /PRNewswire/ — Quhuo Limited (“Quhuo” or the “Company”) (Nasdaq: QH), an exempted company incorporated in the Cayman Islands, today announced that, on March 27, 2026, it received a Staff Delisting Determination Letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that, because the closing bid price of its American depositary shares (the “ADSs”) had remained at $0.10 or below for 10 consecutive trading days through March 25, 2026, Nasdaq had determined to delist the Company’s ADSs from The Nasdaq Global Market. Trading in the Company’s ADSs will be suspended at the opening of business on April 6, 2026. Unless the Company timely requests a hearing pursuant to Nasdaq Listing Rule 5815, Nasdaq would file a Form 25-NSE with the U.S. Securities and Exchange Commission to remove the ADSs from listing and registration on The Nasdaq Stock Market in accordance with Nasdaq Listing Rule 5830.

The Company currently intends to appeal the delisting determination to the Nasdaq Hearings Panel. The hearing request must be received by the Nasdaq Hearings Department no later than 4:00 p.m. Eastern Time on April 6, 2026. A timely hearing will not stay the trading suspension of the ADSs. There can be no assurance that the Company’s hearing will be successful.

About Quhuo

Quhuo Limited (NASDAQ: QH) ("Quhuo" or the "Company") is a leading gig economy platform focusing on local life services in China. Leveraging Quhuo+, its proprietary technology infrastructure, Quhuo is dedicated to empowering and linking workers and local life service providers and providing end-to-end operation solutions for the life service market. The Company currently provides multiple industry-tailored operational solutions, primarily including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services, meeting the living needs of hundreds of millions of families in the communities.

With the vision of promoting employment, stabilizing income and empowering entrepreneurship, Quhuo explores multiple scenarios to promote employment of workers, provides, among others, safety and security and vocational training to protect workers, and helps workers plan their career development paths to realize their self-worth.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo’s intention to appeal the Delisting Determination, the timing and outcome of any hearing before the Nasdaq Hearings Panel, any further review by the Nasdaq Listing and Hearing Review Council, if applicable, and Quhuo’s ability to regain compliance with the applicable Nasdaq listing requirements. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo’s current expectations and involve risks and uncertainties. Quhuo’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to Quhuo’s ability to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) maintain its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationships with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market share relative to competitors in existing markets and succeed in expanding into new markets. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the SEC, including, without limitation, the Company’s latest annual report on Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

For investor inquiries, please contact:

Quhuo Limited

Investor Relations

Email: ir@meishisong.cn